Party City Holdco Inc.

80 Grasslands Road

Elmsford, NY 10523

October 5, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Daniel Morris

Re:	Party City Holdco Inc.
Registration Statement on Form S-3 (File No. 333-249095)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-249095) (the “Registration Statement”), of Party City Holdco Inc. (the “Company”).

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:30 p.m. (Eastern time) on Wednesday, October 7, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3416 and that such effectiveness also be confirmed in writing.

Very truly yours,
Party City Holdco Inc.
By:	/s/ Todd Vogensen
	Name:	Todd Vogensen
	Title:	Chief Financial Officer